(As filed June 1, 1999)

                                                               File No. 70 -____
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                           ALLIANT ENERGY CORPORATION
                    (formerly Interstate Energy Corporation)
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                               IES UTILITIES INC.
                                  Alliant Tower
                            Cedar Rapids, Iowa 52401

             (Names of companies filing this statement and addresses
                         of principal executive offices)

               ---------------------------------------------------

                           ALLIANT ENERGY CORPORATION
                 (Name of top registered holding company parent)

              ----------------------------------------------------

                              Erroll B. Davis, Jr.
                                  President and
                             Chief Executive Officer
                           Alliant Energy Corporation
                           222 West Washington Avenue
                          Madison, Wisconsin 53703-0192
                     (Name and address of agent for service)

      The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

Barbara J. Swan, General Counsel                     William T. Baker, Jr., Esq.
   Alliant Energy Corporation                          Thelen Reid & Priest LLP
   222 West Washington Avenue                            40 West 57th Street
 Madison, Wisconsin 53703-0192                         New York, New York 10019


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ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.

     A.   Introduction. Alliant Energy Corporation (formerly Interstate Energy
          ------------
Corporation) ("Alliant") is a registered holding company under the Public

Utility Holding Company Act of 1935, as amended (the "Act").1/ Its public
                                                            -
utility subsidiaries are Wisconsin Power & Light Company ("WP&L"), South Beloit

Water, Gas and Electric Company, Interstate Power Company, and IES Utilities,

Inc. ("IES") (collectively, the "Operating Companies"). Together, the Operating

Companies provide public utility service to approximately 908,000 electric and

388,000 retail gas customers in parts of Wisconsin, Iowa, Minnesota and

Illinois. Alliant's direct non-utility subsidiaries include Alliant Services

Company, a service company, and Alliant Energy Resources, Inc., which serves as the holding company for substantially all of Alliant's investments in non-utility subsidiaries.

     Alliant indirectly owns undivided interests in two nuclear power facilities, the Kewaunee Nuclear Power Plant ("KNPP"), located in the Town of

Carlton, Wisconsin, and the Duane Arnold Energy Center ("DAEC"), located in

Palo, Iowa. KNPP, a 532 megawatt pressurized water reactor, is operated by

Wisconsin Public Service Corporation ("WPSC"), a subsidiary of WPS Resources

Corporation ("WPS Resources"), and is jointly owned by WPSC (41.2%), WP&L

(41.0%) and Madison Gas & Electric Company (17.8%). DAEC is a 535 megawatt boiling water reactor. It is operated by IES, which has a 70% ownership interest in the facility. The remaining 30% is owned by two generation and transmission cooperatives.

     Alliant requests approval herein to acquire all of the voting securities of a new subsidiary to be organized under Wisconsin law (herein referred to as "Alliant Nuclear"). Through Alliant Nuclear, Alliant proposes to


--------------------------
1/   See WPL Holdings, Inc., et al., 66 SEC Docket 2256 (April 14, 1998).
-

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acquire a 25% membership interest in Nuclear Management Company, LLC ("NMC"), a

Wisconsin limited liability company formed for the purpose of consolidating into one organization the talents and efforts of specialized employees of IES and certain other unaffiliated nuclear power plant owners in order to make available to such plant owners a larger and more diverse pool of skilled workers and other specialized resources than would otherwise be available to them if they were to continue to manage their plants independently of each other. Initially, NMC will render services to the NMC Plant Owners, as defined below, and, subsequently, to

Nonaffiliated Companies, as defined below.



     Currently, the members of NMC are WEC Nuclear Corp. ("WECN"), a subsidiary of Wisconsin Energy Corporation ("WEC"), WPS Nuclear Corporation

("WPSN"), a subsidiary of WPS Resources and an affiliate of WPSC, and Northern

States Power Company ("NSP"). Subject to obtaining the approval of the

Commission in this proceeding, Alliant Nuclear proposes to become a 25% member of NMC. Further, as more fully described below, IES and NMC propose to enter into certain agreements pursuant to which IES would make available to NMC specialized personnel and, in turn, would purchase from NMC specified categories of services.



     The current members of NMC or their utility affiliates and IES

(hereinafter referred to, collectively, as the "NMC Plant Owners") collectively own interests in and operate seven nuclear generating units at five locations.

NSP owns and operates the Prairie Island Units 1 and 2, located near Red Wing,

Minnesota, which are pressurized water reactors having a combined net generating capacity of 1,003 megawatts, and the Monticello generating station, located near

Monticello, Minnesota, a boiling water reactor with a net generating capacity of

536 megawatts. Wisconsin Electric Power Company, a subsidiary of WEC, owns and

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operates two units at the Point Beach nuclear generating station located near

Two Rivers, Wisconsin. The Point Beach units are also pressurized water reactors and have a combined net generating capacity of 970 megawatts. These five units,

together with the single unit DAEC and KNPP, are hereinafter referred to collectively as the "NMC Plants."


     NMC will be managed by a Board of Directors comprised of representatives of each of its members, and will be capitalized with contributions from each of its members, as provided for in the NMC Limited Liability Company Operating

Agreement (the "Operating Agreement") filed herewith on a confidential basis as

Exhibit A-2. It is intended that the capital contributions of the members will be equal. Under the terms of the Operating Agreement, the profits and losses of

NMC will be allocated to the members in accordance with their percentage interests, and additional capital contributed pursuant to a capital call would be on the same basis. The Operating Agreement requires a supermajority vote of the members to make a capital call greater than $250,000 annually per member.

The rate on return on NMC's equity capital deployed to serve the NMC Plants will not exceed the average of the most recent rates of return allowed by the public service commissions that regulate the NMC members, i.e., the Iowa Utilities

Board, the Minnesota Public Service Commission and the Public Service Commission

of Wisconsin. The Operating Agreement contemplates the admission of other utilities as members.



     IES's commitments to purchase services from and provide personnel and other resources to NMC are set forth in a Services Agreement (the "Services

Agreement") and Employee Lease Agreement (the "Lease Agreement") (collectively,

the "Agreements"). Forms of the Services Agreement and Lease Agreement are filed herewith as Exhibits B-1 and B-2, respectively. The Services Agreement and Lease

Agreement between NMC and IES will be substantially identical to those between

NMC and each of the other NMC Plant Owners.

     B.   Description of the Agreements.
          -----------------------------



          1.   The Services Agreement.
               ----------------------


     The Services Agreement lists various categories of support services which the NMC Plant Owners believe will improve operations of the NMC Plants if provided on an integrated basis by NMC (the "Services"). The Services will be in the areas of fuel management; procurement and warehousing; licensing; outage support; quality assurance; records management; safety assessment and oversight;

security; training and special projects.



     Because the decision to integrate the provision of any nuclear plant support service must be undertaken with great care, the Services Agreement allows for a period of time for Service Development Teams ("SDTs") to further evaluate each category of the Services to determine whether providing them on an integrated basis through NMC will be compatible with the needs and responsibilities of each NMC Plant Owner with respect to its own nuclear units.

For example, if a particular service is currently provided to an NMC Plant Owner pursuant to a long-term contract with a third-party vendor and there is difficulty in assigning that contract to NMC, it may not be possible for NMC to achieve the scope needed to create safety or reliability standardization, or economic efficiencies. Once SDTs have recommended that a Service or group of

Services (the "Basic Services") can be provided by NMC on an integrated basis,

then an implementation plan for transitioning such Basic Services to NMC will be developed. The transition plan will require development of a service specific budget. NMC Plant Owners will be obligated to make good faith efforts to take the Basic Services from NMC. NMC may also offer other categories of the Services

("Optional Services") to the NMC Plant Owners which the NMC Plant Owners may choose, but shall not be obligated, to take.

     Even when the SDTs agree that a Basic Service can effectively be delivered by NMC, IES will not be obligated to take the Basic Service if it believes that to do so would jeopardize the safety, integrity or reliability of DAEC or compliance with government regulations. The provisions of the Services Agreement are intended to promote as much integration of support services among the NMC

Plants as possible while assuring that no one utility is disadvantaged by being required to take a specific service. Thus, the Services Agreement balances the interests of furthering the development of NMC with the interests of each of the

NMC Plant Owners. The Services Agreement also assures that this balancing of each utility's interests is achieved not only when NMC commences to provide any of the Services, but on an ongoing basis.


     The primary advantage of using NMC is that the Services will be performed by utility employees experienced in the operation and maintenance of a nuclear power facility on a continuing basis. Such employees will be dedicated to NMC pursuant to the Services Agreement. As indicated, the Services Agreement provides that the NMC Plant Owners will retain the discretion to withhold employees from NMC if necessary to avoid jeopardizing safety and reliability in the operation of any NMC Plant. Thus, the Services Agreement will provide IES with adequate safeguards to assure that the primary objectives of safety and reliability of its nuclear operating facilities are preserved and that NMC will work only to improve upon these primary objectives.


     NMC will combine and coordinate the talents and resources of four regulated utilities in the area of nuclear power plant operations. This will enable IES and the other NMC Plant Owners to standardize processes and service functions that meet or exceed industry standards and to achieve cost efficiencies through economies of scale. NMC will also allow the NMC Plant Owners to reduce their dependence upon third-party vendors and contractors by creating a larger and


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more flexible pool of specialized employees who will be available to all NMC

Plant Owners. In contrast, bidding to the market for services available from consultants provides no opportunity for the pooling of resources or sharing of costs and gains in safety, reliability and efficiency.



     In the near term, it is anticipated that IES employees involved in the operation and management of DAEC will continue to devote most of their time to those duties. As NMC develops over time, however, service delivery will likely become more integrated among the NMC Plant Owners and IES employees will devote more of their time to the performance of the Services for other NMC Plant

Owners.



     NMC will maintain its books and records and system of accounts in substantial conformity with the Uniform System of Accounts for Mutual Service and Subsidiary Service Companies, as in effect from time to time. IES will have full access to NMC's books and records. To the extent that costs incurred by NMC can be identified to a particular NMC Plant or Plants, such costs will be directly assigned to the owner or owners of the respective NMC Plant or Plants as appropriate. It is anticipated that NMC will directly assign substantially all of its costs in this manner. Costs which cannot be directly assigned to a particular NMC Plant (e.g., NMC's general overheads and administrative expenses)

will be allocated through a loading on direct labor dollars charged to each of the NMC Plant Owners for Services performed. This loading will be based on estimates of direct labor dollars made at the beginning of each year and will be adjusted (trued-up) annually based on actual indirect charges for common costs incurred and actual labor dollars charged for Services in that year. Certain other common costs which provide benefits to all NMC Plant Owners (e.g., cost of a computer system) will be allocated equitably among the NMC Plant Owners. NMC will file annual reports on Form U-13-60 to comply with periodic reporting requirements of Rule 94 under the Act.

     All of the Services furnished by NMC to the NMC Plant Owners will be at cost, fairly and equitably allocated. NMC will submit monthly statements to each

NMC Plant Owner for the Services rendered during the previous month. This monthly payment and billing procedure is expected to minimize the need for substantial working capital by NMC.2/ In the case of Services rendered by NMC in
                                   -

respect to DAEC and KNPP, which are jointly owned with other utilities, such costs will be reallocated among the plant owners in proportion to their respective ownership shares in the manner provided in the participation or operating agreement among the owners of those plants.


     Subject to the availability of resources and its commitment to provide the

Basic Services to the NMC Plant Owners, NMC may also from time to time offer similar services to nonaffiliated companies ("Nonaffiliated Companies"). Any services which may be rendered by NMC to Nonaffiliated Companies will be billed at negotiated rates designed to produce a profit to NMC.



     As indicated, each of the NMC Plant Owners will be committed under the

Services Agreement to make available to NMC such personnel and other resources as are reasonably necessary to enable NMC to provide the Basic Services described above. Personnel resources may be provided under employee leases (see description below), direct employee charges to NMC, and/or the transfer of employees to NMC. Other resources made available to NMC may include the use of office space, vehicles, furniture, equipment, informational systems and computer time. The NMC Plant Owner providing services or other resources to NMC will be reimbursed for the cost thereof in accordance with Rules 90 and 91.


---------------------------
2/   To the extent working capital is required, it is anticipated that NMC
-    would borrow funds from lenders pursuant to Rule 52.

     The Services Agreement, which has been submitted for approval by the

Wisconsin and Minnesota public service commissions, provides (in Section 3.1(d)

thereof) that NMC shall provide the Services at the lower of its cost (defined,

consistent with Rules 90 and 91, to mean the fully allocated cost of NMC,

inclusive of a reasonable return on amounts invested in NMC) or the "market price" for such Services. Similarly, Section 4.6(d) of the Services Agreement

provides that an NMC Plant Owner shall be reimbursed by NMC for personnel and other resources provided by such NMC Plant Owner at the lower of its cost or the

"market price" for such personnel and resources. Under Section 2.3(d)(i) of the

Services Agreement, however, the parties will agree as between themselves that cost shall be deemed to reflect the "market price." Further, the filings that have been made with the Wisconsin and Minnesota commissions request the advance determination of those commissions that, in the absence of a comparable service company market for services of the type that NMC will provide (other than the

"market" that the NMC Plant Owners themselves have created through NMC), it is appropriate to treat "cost" as the relevant "market price."


          2.   Employee Lease Agreement.
               ------------------------

     The Lease Agreement sets forth the terms and conditions under which each of the NMC Plant Owners will make its employees available to NMC. The Lease

Agreement confirms that each NMC Plant Owner shall retain direction and control over its employees and that such employees shall continue to be employed by the respective NMC Plant Owner, not NMC. The Lease Agreement enumerates all employee-related expenses which would be included in the determination of a fully loaded, fully allocated cost and incorporates various terms from the

Services Agreement so as to coordinate the Lease Agreement with the Services

Agreement. For example, the Agreements have the same term, termination,

liability and dispute resolution provisions.



          C.   The Provision of Services by NMC is in the Public Interest.
               ----------------------------------------------------------

     In this era of change in the nuclear power industry highlighted by increasing competition, the nuclear industry faces two significant challenges that are addressed by the creation of NMC. The first involves retaining staffing resources with the skills and expertise to operate facilities in a safe,

reliable and efficient manner. The second is to achieve a consistent, strong performance record to assure compliance with all Nuclear Regulatory Commission

("NRC") requirements. In this regard, some utilities have found it difficult to meet current nuclear plant safety and reliability requirements and still achieve cost and plant performance results necessary to remain economically viable.



     NMC will provide the NMC Plant Owners with an opportunity to achieve economies and efficiencies without adversely affecting plant safety and reliability. The opportunity provided to nuclear engineers and managers by NMC to work to promote the safe, reliable and efficient operation of a fleet of nuclear plants rather than one or two plants should help to retain and recruit experienced and well-qualified personnel. This resource sharing should also lead to the development of best practices and standardization which will enhance the safety and reliability of each of the facilities serviced. Maintaining high levels of safety and reliability is an important factor in maintaining cost effective nuclear operations. Developing strong, consistent compliance with NRC regulations may be better achieved over the long run through a single entity that focuses on operations of several units rather than only one or two.



     Through NMC, the safety and reliability of the NMC Plants will be maintained. At the same time, through NMC, the NMC Plant Owners will have an

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opportunity to make more efficient use of their employees and other resources related to nuclear plant management and operations, which could lower costs.

Utility employees responsible for providing services at up to five different plant sites will coordinate their efforts to establish best practices and process improvements that can be implemented at all of the plants serviced by

NMC. Sharing of personnel may also provide efficiency gains, particularly where utility employees are able to dedicate a portion of their time to plants where the services have been performed by outside consultants, as the utility owners can utilize leased utility employees at a lower cost.



     IES believes that its employees will benefit from the experiences of other utilities operating similar nuclear facilities. In this regard, each of the NMC

Plant Owners brings significant experience and historically strong performance to this venture. In addition to DAEC, which is operated by IES, the other NMC

Plant Owners operate six nuclear units. Both the Point Beach and Prairie Island dual unit plants have a relatively small total generating capacity in comparison to other dual unit plants in the industry. The others are single unit plants.

Creation of a common overhead structure for various management services is anticipated to improve operations at all of the facilities. Further, some of the units share common design features. The Point Beach units, Prairie Island units,

and the KNPP unit are similarly designed pressurized water reactor plants.

Likewise, the Monticello unit and DAEC are similarly designed boiling water reactors. These similarities will afford the NMC Plant Owners opportunities to achieve efficiencies through standardization and the transfer of relevant experience.



     IES believes that obtaining the Services from NMC will allow it to evaluate and possibly implement best practices existing at the other utilities. Whether or not IES adopts such practices, it will continue to benefit from the efficiencies achieved through working with the experienced staff of other regional nuclear operators. Neither the Services Agreement nor Lease Agreement will compromise or conflict with IES's duty and commitment to have its nuclear facilities operated in a safe and efficient manner. Finally, the Agreements do not transfer IES's ultimate control or responsibility for operation of DAEC.



     NMC will provide a favorable corporate arrangement for joint service delivery in a structured, recurring and efficient manner. If successful, IES believes this arrangement may provide the opportunity to pursue other corporate structures that may be consistent with industry restructuring, such as a movement to a generating company business (either through sale or lease of assets or output). However, IES has no current plans to transfer operating control of the DAEC to NMC.



ITEM 2.   FEES COMMISSIONS AND EXPENSES.
          -----------------------------



          The estimated fees, commissions and expenses to be incurred in connection with the proposed transaction will be filed by amendment.



ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

     (a)  The issuance and sale by Alliant Nuclear of its common stock are subject to the provisions of Sections 6 (a) and 7 of the Act.


     (b)  The acquisition by Alliant Nuclear of a membership interest in NMC and by Alliant of the common stock of Alliant Nuclear is subject to Sections 9(a)

and 10 of the Act.


     (c)  The funding of capital calls by Alliant Nuclear is subject to

Section 12(b) of the Act and Rule 45 thereunder, but is deemed to be exempt pursuant to Rule 45(b)(4).


     (d)  The provision of personnel and other resources by IES to NMC pursuant to the Agreements is subject to Section 13(b) of the Act and Rules 87, 90 and 91 thereunder.

     (e)  The sale of services by NMC to Nonaffiliated Companies may be subject to Sections 9(a) and 10 of the Act.



     Compliance with Rule 54. The transactions proposed herein, solely as they relate to Alliant, IES and Alliant Nuclear, are also subject to Rule 54. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are "exempt wholesale generators" ("EWGs") or "foreign utility companies" ("FUCOs"), as defined in Sections 32 and 33, respectively, in determining whether to approve other transactions if the requirements of Rule 53(a), (b) and (c) are satisfied.

Alliant currently meets all of the requirement of Rule 53.



     Rule 53(a)(1): At March 31, 1999, Alliant's "aggregate investment" in EWGs and FUCOs is approximately $110,000,000, or approximately 20.3% of Alliant's

"consolidated retained earnings" for the four quarters ended March 31, 1999

($541,478,000).



     Rule 53(a)(2): Alliant will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Alliant will cause each domestic

EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be available to the Commission, in English, upon request.



     Rule 53(a)(3): No more than 2% of the employees of Alliant's domestic operating utility subsidiaries will, at any one time, directly or indirectly,

render services to EWGs and FUCOs.



     Rule 53(a)(4): Alliant will submit a copy of each Application or

Declaration, and each amendment thereto, relating to any EWG or FUCO, and will submit copies of any Rule 24 certificates required thereunder, as well as a copy of relevant portions of Alliant's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of Alliant's domestic operating utility subsidiaries.


     In addition, Alliant states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c)

is inapplicable by its terms.


ITEM 4.   REGULATORY APPROVAL.
          -------------------


          No state commission and no federal commission, other than this

Commission, has jurisdiction over the transactions proposed herein as they relate to Alliant or any of its subsidiaries. Certain of the NMC Plant Owners

(other than IES) have filed applications seeking approval of state public service commissions for certain aspects of the transactions described herein.


ITEM 5.   PROCEDURE.
          ---------

          Applicants request that the Commission's Order be issued as soon as is permitted by the Rules and that there be no 30-day waiting period between the issuance of the Commission's Order and the date on which it is to become effective. It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transactions. Applicants hereby consent that the Division of Investment

Management may assist with the preparation of the Commission's decision and/or

Order with respect to this matter unless such Division opposes the matters covered hereby.


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ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------


          The following exhibits and financial statements are filed as a part of this Application/Declaration:

     (a)  Exhibits
          --------

          A-1  Articles of Organization of NMC (to be filed by amendment).

          A-2 NMC Limited Liability Company Operating Agreement (filed on a confidential basis).

          B-1  Form of Services Agreement.

          B-2  Form of Employee Lease Agreement.

          C    Not Applicable.

          D    Not Applicable.

          E    Not Applicable.

          F    Opinion of counsel (to be filed by amendment).

          G Financial Data Schedule (filed as Exhibit 27.7 to the Quarterly Report on Form 10-Q of Alliant for the period ended March 31, 1999 in File No. 1-09894 and incorporated herein by reference thereto).

          H    Form of Federal Register Notice.

     (b)  Financial Statements
          --------------------

          1.1 Consolidated Statements of Income of Alliant for the period ended March 31, 1999 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant) (File No. 1-09894).

          1.2 Consolidated Balance Sheet of Alliant as of March 31, 1999 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant) (File No. 1-09894).

          1.3 Consolidated Statements of Income of IES for the period ended March 31, 1999 (incorporated by reference to the Quarterly Report on Form 10-Q of IES) (File No. 1-04117).

          1.4 Consolidated Balance Sheet of IES as of March 31, 1999 (incorporated by reference to the Quarterly Report on Form 10-Q of IES) (File No. 1-04117).


ITEM 7.   INFORMATION AS TO ENVIRONMENT EFFECTS.
          -------------------------------------

          The transactions that are the subject of this Application or

Declaration do not involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section

102(2)(C) of the National Environmental Policy Act. Such transactions will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application or Declaration.





                                   SIGNATURES



     Pursuant to the requirements of the Public Utility Holding Company Act of

1935, as amended, the undersigned companies have duly caused this Application or

Declaration filed herein to be signed on their behalf by the undersigned thereunto duly authorized.



                                        ALLIANT ENERGY CORPORATION
                                        By:     /s/ Erroll B. Davis, Jr.
                                             ----------------------------------
                                        Name:   Erroll B. Davis, Jr.
                                        Title:  Chief Executive Officer

                                        IES UTILITIES, INC.
                                        By:     /s/ Erroll B. Davis, Jr.
                                             ----------------------------------
                                        Name:   Erroll B. Davis, Jr.
                                        Title:  Chief Executive Officer

Date:  June 1, 1999


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